SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Nephros, Inc.
______________________________________________________________________________
(Name of Issuer)

Common Stock $0.001 PAR VALUE
______________________________________________________________________________
(Title of Class of Securities)

640671103
______________________________________________________________________________
(CUSIP Number)

Salina Love
Enso Capital Management LLC
540 Madison Avenue, 18th Floor
New York, NY  10022

With a copy to:

Richard Prins
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, NY  10036
(212) 735-3000
____________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 18, 2008
_________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 640671103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Enso Global Equities Master Partnership, LP 75-3065586
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [x]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,395,427
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,395,427
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,395,427
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [x]
13.	Percent of Class Represented by Amount in Row (11) 13.53%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 640671103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Enso Capital Management, Ltd. (no I.R.S. Identification No.)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [x]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,395,427
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,395,427
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,395,427
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [x]
13.	Percent of Class Represented by Amount in Row (11) 13.53%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 640671103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Enso Capital Management LLC 41-2025458
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [x]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,395,427
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,395,427
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,395,427
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [x]
13.	Percent of Class Represented by Amount in Row (11) 13.53%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 640671103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Joshua A. Fink
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [x]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,395,427
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,395,427
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,395,427
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [x]
13.	Percent of Class Represented by Amount in Row (11) 13.53%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 640671103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Enso Global Equities Levered Master Partnership, LP 13-4322632
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [x]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Cayman Island
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,395,427
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,395,427
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,395,427
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [x]
13.	Percent of Class Represented by Amount in Row (11) 13.53%
14.	Type of Reporting Person (See Instructions) PN

Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, this Schedule 13D (this "Amendment No. 2") amends the Schedule 13D originally filed with the United States Securities and Exchange Commission on September 25, 2007 (the "Original Schedule 13D"), as amended by Amendment 1 thereto filed on May 27, 2008 ("Amendment No. 1") (the Original Schedule 13D, as amended by Amendment No. 1, is referred to herein as the "Schedule 13D"). This Amendment No. 2 relates to the shares of the common stock, par value $0.001 per share (the "Common Stock"), of Nephros, Inc., a Delaware corporation (the "Company"), owned by Enso Global Equities Master Partnership, LP, Enso Capital Management, Ltd., Enso Capital Management LLC, Joshua A. Fink and Enso Global Equities Levered Master Partnership, LP (collectively, the "Reporting Persons"). Except as specifically amended by this Amendment No. 2, items in the Schedule 13D are unchanged.

Information in this Amendment No. 2 with respect to each of the Reporting Persons is given solely by that particular Reporting Person, and none of the other Reporting Persons has any responsibility for the accuracy or completeness of information with respect to any other Reporting Person. Capitalized terms used herein that are not defined herein have the meanings ascribed to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

Since May 27, 2008, Enso has sold 1,281,600 shares of Common Stock, Levered has sold  140,539 shares of Common Stock and the Reporting Persons have sold 241,111 shares of Common Stock in investor accounts under management by the Reporting Persons, each in a number of open market transactions since such date.

Item 5. Interest in Securities of the Issuer.

The first three paragraphs of Item 5 are hereby amended and restated as follows:

The aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons calculated as described below are as follows:

(a) Amount beneficially owned: 5,395,427

(b) Percent of class: 13.53%

(c) Number of shares as to which the person has:

                         (i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 5,395,427

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 5,395,427

The information provided above (and in the cover pages to this Statement) is based on the number of shares of Common Stock that Enso received upon the conversion of the principal amount of the Enso Note and accrued interest (3,446,001 shares), the number of shares of Common Stock underlying the Warrants that Enso received upon the conversion of the principal amount of the Enso Note and accrued interest (1,723,001 shares), the shares of Common Stock purchased by the Reporting Persons on May 27, 2008 (1,889,675 shares) and the shares of Common Stock sold by the Reporting Persons in open market transactions since May 27, 2008 (1,403,065 shares).

The percent of class specified above (and in the cover pages to this Statement) is calculated on the basis of 38,165,380 shares of Common Stock issued and outstanding as reported in the Company's Form 10-Q filed with the Commission on November 14, 2008, increased by the aggregate number of shares issuable upon the exercise of the Warrants received by Enso as a result of the conversion of the principal amount of the Enso Note (i.e., shares of Common Stock issuable upon the exercise of Warrants by other holders of Series A Notes have not been taken into account).

The fourth sentence of the fourth paragraph of Item 5 is hereby amended and restated as follows:

If a group were to exist, based upon the most recent publicly available information regarding shares of Common Stock and Warrants owned, the group would beneficially own 47,277,946 shares, representing a percent of class of 70.75%.

The last paragraph of Item 5 is hereby amended and restated as follows:

Except as disclosed below, the Reporting Persons have not effected any transactions in the Common Stock during the 60 days preceding the date of this Statement.

Open market transactions by Enso in Common Stock during the past sixty days are set forth below:

Date	Transaction	Shares	Price Per Share ($)
11/5/2008	Sell	275,000	0.1737
11/6/2008	Sell	500,000	0.0994
11/7/2008	Sell	242,600	0.1227
11/10/2008	Sell	64,000	0.1323
11/14/2008	Sell	200,000	0.0853

Open market transactions by Levered in Common Stock during the past sixty days are set forth below:

Date	Transaction	Shares	Price Per Share ($)
10/17/2008	Sell	21,317	0.1522
10/31/2008	Sell	29,867	0.2437
11/6/2008	Sell	89,355	0.1685

        Open market transactions by the Reporting Persons in investor accounts under management by the Reporting Persons in Common Stock during the past sixty days are set forth below:

Date	Transaction	Shares	Price Per Share ($)
10/17/2008	Sell	69,683	0.1522
10/25/5008	Sell	125,000	0.1714
10/29/2008	Sell	3,585	0.2824
10/31/2008	Sell	10,733	0.2437
11/6/2008	Sell	32,110	0.1685

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

ENSO GLOBAL EQUITIES MASTER PARTNERSHIP, LP
By:	/s/ Joshua A. Fink
Name: Joshua A. Fink
Title: Director of Enso Capital Management, Ltd. (general partner of Enso Global Equities Master Partnership, LP)

ENSO GLOBAL EQUITIES LEVERED MASTER PARTNERSHIP, LP
By:	/s/ Joshua A. Fink
Name: Joshua A. Fink
Title: Director of Enso Capital Management, Ltd. (general partner of Enso Global Equities Levered Master Partnership, LP

ENSO CAPITAL MANAGEMENT, LTD.
By:	/s/ Joshua A. Fink
Name: Joshua A. Fink
Title: Director

ENSO CAPITAL MANAGEMENT LLC
By:	/s/ Joshua A. Fink
Name: Joshua A. Fink
Title: Chief Executive Officer and Chief Investment Officer

JOSHUA A. FINK
By:	/s/ Joshua A. Fink
Name: Joshua A. Fink

Dated:  November 18, 2008